Eagle Aero Holdings Corp.
Suite 300, 7633 East 63rd St.,
Tulsa, Oklahoma 74133
(352) 361-1659

July 11, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Eagle Aero Holdings Corp.
File Number: 333-134695
Form SB-2 filed June 6, 2006

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Eagle Aero Holdings Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-134695) initially filed with the Commission on June 6, 2006 and all exhibits filed thereto (the “Registration Statement”).

In response to the Staff’s comment letter dated June 8, 2006, and in accordance with discussions between the Staff and the Registrant, the Registrant hereby requests that the Registration Statement be withdrawn, as the offering described in the Registration Statement had not closed prior to the filing of the Registration Statement.

The Registrant intends to amend the Form SB-2 Registration Statement and promptly refile the Form SB-2 Registration Statement with the Commission.

This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact Aaron D. McGeary, Esq. at (817) 268 - 3520 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ STUART A. CARNIE

Stuart A. Carnie
President and Director